UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FAR EAST ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

307325100
(CUSIP Number)

March 13, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages

Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DART ENERGY (CBM) INTERNATIONAL PTE. LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	- 0 -
	6.	Shared Voting Power	23,218,713
	7.	Sole Dispositive Power	- 0 -
	8.	Shared Dispositive Power	23,218,713
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,218,713
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person: CO

Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DART ENERGY LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	- 0 -
	6.	Shared Voting Power	23,218,713
	7.	Sole Dispositive Power	- 0 -
	8.	Shared Dispositive Power	23,218,713
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,218,713
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person: HC

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Far East Energy Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

363 N. Sam Houston Parkway East, Suite 380, Houston, Texas  77060

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)           Dart Energy (CBM) International Pte. Ltd. (“DECI”);

ii)          Dart Energy Ltd. (“DEL”).

This Statement relates to Shares (as defined herein) directly beneficially owned by DECI, and indirectly beneficially owned by DEL, the majority shareholder of DECI.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

i)           The address of the principal business office of DECI is 152 Beach Road, #19-01/04 The Gateway East, Singapore 189721;

ii)          The address of the principal business office of DEL is Level 11, Waterfront Place, 1 Eagle Street, Brisbane QLD 4000.

Item 2(c).	Citizenship:

i)           DECI is incorporated in Singapore;

ii)          DEL is incorporated in Australia.

Item 2(d).	Title of Class of Securities:

 Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

307325100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Page 5 of 8 Pages

Item 4(a)	Amount Beneficially Owned

Each of the Reporting Persons may be deemed to be the beneficial owner of 23,218,713 Shares through beneficial ownership of an exchangeable note (the “Exchangeable Note”) originally purchased on March 13, 2009 from Far East Energy (Bermuda), Ltd., a subsidiary of the Issuer.  Although the Securities Purchase Agreement, dated March 13, 2009 and attached as Exhibit 10.2 to the Issuer’s Form 8-K filed March 16, 2009 (the “Form 8-K”), states that the original purchaser was Arrow Energy International Pte. Ltd., a subsidiary of Arrow Energy Ltd., the name of Arrow Energy International Pte. Ltd. was changed to Dart Energy (CBM) International Pte. Ltd. as of August 10, 2010, and the name of Arrow Energy Ltd. to Dart Energy Ltd. as of June 11, 2010.

As described by the Certificate for Exchangeable Note, dated March 13, 2009 and attached as Exhibit 4.1 to the Form 8-K, the Exchangeable Note was issued in the principal amount of $10,000,000, the total value of the Exchangeable Note increasing daily through interest accrued at an annual rate of 8%.  At any time, according to the total value of its principal and accrued interest, the Exchangeable Note may be exchanged, in whole or in part (but in minimum denominations of $10,000), for new Shares of the Issuer at an exchange price of $0.475 per Share.  As of January 21, 2011, the Exchangeable Note may be exchanged for 23,218,713 Shares.

Item 4(b)	Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 7.4% of the 314,421,641 total Shares outstanding, which is the sum of (i) the 291,202,928 Shares outstanding as of October 29, 2010, according to the Issuer’s most recently filed quarterly report on Form 10-Q, filed November 4, 2010, and (ii) the 23,218,713 new Shares issuable upon exchange of the Exchangeable Note.

Item 4(c)	Number of Shares of which such person has:

DECI and DEL:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	23,218,713
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	23,218,713

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Page 6 of 8 Pages

This Item 7 is not applicable

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DART ENERGY (CBM) INTERNATIONAL PTE. LTD.

By:	/s/ Simon Potter
Name:	Simon Potter
Title:	Director

DART ENERGY LTD.

By:	/s/ Simon Potter
Name:	Simon Potter
Title:	Director

January 21, 2011

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Far East Energy Corporation dated as of January 21, 2011 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DART ENERGY (CBM) INTERNATIONAL PTE. LTD.

By:	/s/ Simon Potter
Name:	Simon Potter
Title:	Director

DART ENERGY LTD.

By:	/s/ Simon Potter
Name:	Simon Potter
Title:	Director

January 21, 2011